Exhibit 99.1

Total Farms into the Bokhtar PSC Area in Tajikistan with a 33.335% Interest

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, December 21, 2012: Total announced that it had signed an agreement with Kulob Petroleum, a subsidiary of Tethys Petroleum, to farm into the Bokhtar PSC Area in Tajikistan with a 33.335% interest. Under the agreement, signed jointly with state-owned CNODC (a subsidiary of CNPC) of China, Total and CNODC will each hold a 33.335% interest in the PSC, while Kulob will retain a 33.33% stake. The agreement is subject to the approval of the Tajikistan government.

The Bokhtar PSC covers an area of 35,000 square kilometers at the eastern end of the prolific Amu Darya Basin. A number of giant gas discoveries have already been made in the basin’s Jurassic carbonate reservoirs.

On completion of the transaction, Total will acquire an interest in the Tajikistani sector of the Amu Darya Basin, it will be partnered with CNPC.

Operations will be conducted jointly, through an operating company. Tethys has already acquired seismic data with the intention of identifying the location of the first exploration well by end-2014.

“This acquisition is aligned with our bolder exploration strategy and positions Total in one of the world’s most prolific gas basins,” said Michael Borrell, Senior Vice President, Continental Europe Central Asia, Total Exploration & Production. “The partnership between Total, CNPC and Tethys is particularly well equipped to conduct successful exploration and potentially develop a value-creating project.”

Total Exploration & Production in Central Asia

Total has actively expanded its operations in Central Asia since the early 1990s, until now focusing primarily on the Caspian Sea.

The Group has been present in Kazakhstan since 1992 and owns 16.8% interest in the North Caspian PSC, which contains the giant Kashagan field. Operated by the joint North Caspian Operating Company (NCOC), the Kashagan field is scheduled to come on stream in 2013. In early November 2012, Total acquired a 75% interest in the onshore Nurmunai North and South exploration blocks. It has also partnered with state-owned KazMunaiGaz (KMG) to develop the Khvalynskoye field in the Caspian Sea on the border between Russia and Kazakhstan.

The Group has been present in Azerbaijan since 1996 with a 10% interest in the Shah Deniz field in the Caspian Sea. It has also held a 40% interest in the Absheron license in the Caspian Sea, where a significant discovery has been made, since February 2009. A notice of discovery and commerciality for the find was submitted on June 1, 2012.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than
130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com